UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2020
Commission File Number: 001-36484

HERMITAGE OFFSHORE SERVICES LTD.
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]           Form 40-F  [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a letter to the United States Bankruptcy Judge presiding over the chapter 11 cases of Hermitage Offshore Services Ltd. (the “Company”) and its affiliated debtor subsidiaries providing a status update on the sales process of the Company’s vessels, and the Company’s intentions to seek confirmation of a joint chapter 11 plan of liquidation (“the Plan”). This letter was publicly filed on the court docket on November 5, 2020. At this time, based upon available assets and pending claims, the Company does not anticipate there to be any residual assets remaining for the benefit of shareholders under the Plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HERMITAGE OFFSHORE SERVICES LTD.
(registrant)

Dated: November 12, 2020	By:	/s/ Christopher Avella
Christopher Avella Chief Financial Officer